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                                                           EXHIBIT 99.13



                    [LETTERHEAD OF WASSERSTEIN PERELLA & CO]



                                                   November 25, 1997



Board of Directors
Deflecta-Shield Corporation
1800 North Ninth St.
Indianola, IA  50125

Members of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Common Stock, par value $0.01 per share (the "Shares"), of Deflecta-Shield Corporation (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 25, 1997 (the "Merger Agreement"), among the Company, Lund International Holdings, Inc. ("Parent"), and Zephyros Acquisition Corporation ("Purchaser"). The Merger Agreement provides for, among other things, a cash tender offer by Purchaser to acquire all of the outstanding Shares at a price of $16.00 per Share (the "Tender Offer"), and for a subsequent merger of Purchaser with and into the Company pursuant to which each outstanding Share will be converted into the right to receive $16.00 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement relating to the Tender Offer (the "Offer to Purchase").

      In connection with rendering our opinion we have reviewed a draft of the Merger Agreement, and for purposes hereof we have assumed that the final form of the Merger Agreement will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

      We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the automotive equipment industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other studies, analyses and investigations and reviewed such other information as we considered appriopriate for purposes of this opinion.

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for

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Board of Directors
November 25, 1997
Page 2


independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed, with your consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management, and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification. Our opinion is necessarily based on business, economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

      It should be noted that in the context of our engagement by the Company, we have not been authorized to and have not solicited alternative offers for the Company or its assets, or investigated any other alternative transactions that may be available to the Company.

      We are acting as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for our services, a major portion of which is contingent upon the consummation of the Transaction. In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the consideration to be received by such stockholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

      It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and, except for inclusion in its entirety in a registration statement or proxy statement or both relating to the Merger or in a Solicitation/Recommendation Statement on Schedule 14D-9 of the Company relating to the Tender Offer, may not be quoted, used or reproduced for any other purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $16.00 per Share cash consideration to be received by the stockholders of the Company pursuant to the Transaction is fair to such stockholders from a financial point of view.

                                       Very truly yours,


                                       /s/ Wasserstein Perella & Co., Inc.